                                    FORM U-7D

                        CERTIFICATE PURSUANT TO RULE 7(d)
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                                 AMENDMENT NO. 2

         The undersigned certify that this certificate accurately summarizes, as required in the instructions hereto, the information requested as to the lease identified herein and the transactions for the financing thereof.

1.   LESSEE PUBLIC-UTILITY COMPANY:

                 Arkansas Electric
                 Cooperative Corporation ("AECC")

     Address:    8000 Scott Hamilton Drive
                 P.O. Box 194208
                 Little Rock, Arkansas  72219-4208

2. DATE: The lease to which this certificate relates was executed and delivered on and is dated as of December 29, 1988, as supplemented as of May 21, 1991 in connection with the refinancing of the original debt, and as supplemented as of August 14, 2001 in connection with the second refinancing of the debt.

2a. EXPECTED DATE FACILITY WILL BE PLACED IN SERVICE: The facility was placed in service within 90 days of the date of execution of the lease and is currently in operation.

3.   REGULATORY AUTHORITY WHICH HAS ACTED ON TRANSACTION:

     Name:     (1)      Arkansas Public Service Commission

               (2)      Federal Energy Regulatory Commission ("FERC")

               (3) Rural Electrification Administration and its successor, Rural Utilities Service

     Dates of Orders, Consents and Waivers:

               (1)      November 7, 1988 and July 3, 2001

               (2) November 7, 1988; FERC approval of the transfer of the FERC License into the names of The Bank of New York, as Owner Trustee, and AECC, as co-licensees, is expected in September 2001

               (3)      December 29, 1988, May 10, 1991 and August 13, 2001

4. INITIAL TERM OF LEASE: Twenty-five years and 4 days commencing December 29, 1988 (subject to early termination by the lessee under certain circumstances on or after January 1, 1994).

4a. RENEWAL OPTIONS: The lessee may renew the lease for (i) one or more fixed rental renewal terms of one year (or an integral multiple thereof) each, not to exceed ten years in the aggregate for all such fixed rental renewal terms, or (ii) for any number of fair market rental renewal terms of not less than one year or greater than five years each. Under certain limited circumstances, other limited renewal periods are permitted. No renewal term may extend beyond September 30, 2033.

5. BRIEF DESCRIPTION OF FACILITY: The leased facility consists of three open-pit type hydroelectric generating units with a turbine nameplate capacity of approximately 10.4 MW each and certain related common facilities.

6. MANUFACTURER OR SUPPLIER: The turbines for all three units were manufactured by Voest-Alpine International Corporation, the epicyclic (planetary) gears for all three units were manufactured by Philadelphia Gear Corporation and the water cooled generators for all three units were manufactured by the American Elin Corporation. Various other manufacturers and suppliers supplied miscellaneous other equipment for installation by the general contractor. The general contractor, Eby Construction, constructed and assembled the facility.

7. COST OF FACILITY. The cost of the facility to the lessor was $105,000,000, excluding any transaction or refinancing expenses.

8. BASIC RENT (INITIAL TERM): The total basic rent, as computed pursuant to the lease, for the term of the lease (exclusive of renewals) is $201,468,308.02 (as adjusted as of May 21, 1991 to take into account the terms of the first refinancing and as of August 14, 2001 to take into account the terms of the second refinancing and including rent heretofore paid). Basic rent is subject to adjustment under certain circumstances. Under no circumstances is basic rent or any other amount payable under the lease based, directly or indirectly, on revenues or income of the lessee.

8A. PERIODIC INSTALLMENTS (AMOUNT AND PERIOD): Basic rent (subject to adjustment as aforesaid) was and is payable in periodic installments in the amounts and on the rent payment dates (which are semiannual except for August 14, 2001) set forth in Schedule 1 to this certificate.

9. HOLDER OF LEGAL TITLE TO FACILITY: The Bank of New York, not in its individual capacity but solely as Owner Trustee under a Trust Agreement between it (as successor Owner Trustee to Meridian Trust Company) and the beneficial owner named below.

               Address: The Bank of New York
                        C/O BNY Western Trust Company
                        700 South Flower Street, 5th Floor
                        Los Angeles, CA  90017-4104
                        Attention:  Corporate Trust Department


10.  HOLDER OF BENEFICIAL INTEREST:

     Name and Address               Amount Invested         Percent of Equity
     ----------------               ---------------         -----------------
     Verizon Capital Corp.*         $33,442,032.64**               100%
     245 Park Avenue, 40th Floor
     New York, New York 10167

11. IF PART OR ALL OF THE FINANCING IS SUPPLIED BY A LOAN ON WHICH ONLY THE PRINCIPAL AND INTEREST ARE PAYABLE STATE:

     Amount borrowed:     $59,055,000.00*** (in connection with the second
                          refinancing of the outstanding debt on August 14,
                          2001)

     Interest rate:       The interest rate on the notes issued by the lessor in
                          connection with the second refinancing is 6.21% per annum. Interest is paid in arrears on each January 1 and July 1, commencing January 1, 2002. Prior to the second refinancing, the interest rate on the notes issued in connection with the first refinancing (on
                          May 21, 1991) was 9.48% per annum, payable in arrears on each July 1 and January 1. Prior to the first refinancing, interest was paid on each July 1 and January 1 at the rate which National Cooperative
                          Services Corporation ("NCSC") generally charged from time to time for similarly classified variable intermediate term loans.

------------------------
          * Formerly known as NYNEX Credit Company.
          ** The original amount invested was $33,442,535.60; $502.96 was returned to the beneficial owner pursuant to adjustments made in connection with a refinancing on May 21, 1991. Neither amount includes transaction or refinancing expenses.
          *** The original amount borrowed was $71,557,464.40, on which amount principal payments were made prior to the first refinancing on May 21, 1991. The amount borrowed in such first refinancing was $70,643,000.00, on which amount principal payments were made prior to the second refinancing on August 14, 2001.

     Number of lenders:   Nine (which number could increase as a result of
                          permitted transfers of the notes issued to the lenders in the second refinancing). (Prior to the second refinancing on August 14, 2001, the number of lenders was one; the lessor's note was held by NCSC which in turn issued its 9.48% Term Bonds Due 2012 to the public in a registered public offering.) (Prior to the first refinancing on May 21, 1991 National Rural
                          Utilities Cooperative Finance Corporation held the note of NCSC, which note was refinanced with the proceeds of the 1991 public offering.)

     Terms of Repayment
     (amount and period): The repayment of the outstanding note will be in accordance with the amortization schedule (showing the amount of each semi-annual installment of principal) set forth in Schedule 2 to this certificate.

     Date executed:       August 31, 2001.


               Signature of Holder of legal title:


                        THE  BANK  OF NEW  YORK,
                          not in its individual capacity
                          but solely as Owner Trustee under
                          a Trust Agreement between it and
                          the beneficial owner named above



                        By: /s/ Mary Beth Lewicki
                           ---------------------------------------
                           Title: Vice President


     Signature of Holder of beneficial interest is annexed hereto and incorporated herein.

                          SIGNATURE ANNEX TO FORM U-7D


                         HOLDER OF BENEFICIAL INTEREST:



                                          VERIZON CAPITAL CORP.



                                          By: /s/ James J. Jordan
                                             -----------------------------------
                                             Title: Vice President - Investments

                              SCHEDULE 1


NO.      BASIC RENT PAYMENT DATE        AMOUNT OF BASIC RENT
---      -----------------------        --------------------


 1                  July 1, 1989               $3,791,075.26
 2               January 1, 1990               $4,125,019.50
 3                  July 1, 1990               $3,387,832.31
 4               January 1, 1991               $3,841,830.14
 5                  July 1, 1991               $3,806,684.96
 6               January 1, 1992               $3,332,220.00
 7                  July 1, 1992               $4,299,425.58
 8               January 1, 1993               $3,288,564.60
 9                  July 1, 1993               $4,889,706.93
10               January 1, 1994               $3,240,785.40
11                  July 1, 1994               $4,404,543.59
12               January 1, 1995               $3,202,107.00
13                  July 1, 1995               $4,443,221.99
14               January 1, 1996               $3,161,200.80
15                  July 1, 1996               $4,484,128.19
16               January 1, 1997               $3,112,331.40
17                  July 1, 1997               $4,532,997.59
18               January 1, 1998               $7,645,328.99
19                  July 1, 1998               $2,880,603.98
20               January 1, 1999               $4,764,725.00
21                  July 1, 1999               $2,807,265.00
22               January 1, 2000               $4,838,063.99
23                  July 1, 2000               $2,741,710.80
24               January 1, 2001               $4,903,618.19
25                  July 1, 2001               $2,665,918.20
26               August 14, 2001               $1,410,607.43
27               January 1, 2002               $1,395,617.29
28                  July 1, 2002               $1,833,657.75
29               January 1, 2003               $1,833,657.75
30                  July 1, 2003               $2,047,657.75
31               January 1, 2004               $1,827,350.21
32                  July 1, 2004               $5,776,834.65
33               January 1, 2005               $6,919,927.35
34                  July 1, 2005               $2,420,717.34
35               January 1, 2006              $18,815,859.95
36                  July 1, 2006               $2,114,391.25
37               January 1, 2007               $7,188,925.10
38                  July 1, 2007               $2,088,854.07
39               January 1, 2008               $7,022,141.34
40                  July 1, 2008               $2,269,985.32
41               January 1, 2009               $8,448,870.56
42                  July 1, 2009                 $549,988.65
43               January 1, 2010               $9,100,988.65
44                  July 1, 2010                 $284,480.10
45               January 1, 2011               $9,446,480.10
46                  July 1, 2011                       $0.00
47               January 1, 2012                       $0.00
48                  July 1, 2012                       $0.00
49               January 1, 2013                       $0.00
50                  July 1, 2013              $10,080,406.02
51               January 1, 2014                       $0.00

                           Total             $201,468,308.02


                              SCHEDULE 2

                      DEBT AMORTIZATION SCHEDULE


NO.                 PAYMENT DATE       PRINCIPAL PAYMENTS
---                 ------------       ------------------

 1               January 1, 2002                    $0.00
 2                  July 1, 2002                    $0.00
 3               January 1, 2003                    $0.00
 4                  July 1, 2003              $214,000.00
 5               January 1, 2004                    $0.00
 6                  July 1, 2004            $2,666,000.00
 7               January 1, 2005            $4,990,000.00
 8                  July 1, 2005                    $0.00
 9               January 1, 2006           $16,416,000.00
10                  July 1, 2006                    $0.00
11               January 1, 2007            $5,097,000.00
12                  July 1, 2007                    $0.00
13               January 1, 2008            $4,962,000.00
14                  July 1, 2008                    $0.00
15               January 1, 2009            $6,997,000.00
16                  July 1, 2009                    $0.00
17               January 1, 2010            $8,551,000.00
18                  July 1, 2010                    $0.00
19               January 1, 2011            $9,162,000.00

                           Total           $59,055,000.00
